UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 15 March 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Harmony announces Employee Share Ownership Plan

More than 33,000 employees to become shareholders

Johannesburg. Thursday, 15 March 2012. Harmony Gold Mining Company Limited ('Harmony' or the 'Company') today announced the launch of its employee share ownership plan (ESOP) which will see approximately 33,000 employees participating in a direct ownership of the company.

The ESOP is an equity-settled share incentive and share appreciation rights scheme, in terms of which 4,288,000 ordinary shares in the share capital of the Company at par value and 8,576,000 share appreciation rights have been offered to these 33,000 Harmony employees.

Says Harmony Chief Executive Officer, Graham Briggs, "It is with great excitement that we announce the launch of Harmony's ESOP, a venture that recognises the importance of the employees who sustain our business. They are, in essence, our 'human gold'. This plan not only benefits our employees, but has also demonstrated and enhanced the Company's close relationships with our unions. We look forward to reporting on the success of the plan going forward, as we share a common interest in delivering returns to all stakeholders."

Frans Baleni, National Union of Mineworkers (NUM) General Secretary, is pleased with the outcome of Harmony's ESOP process: "NUM believes each and every employee at Harmony to be deserving of a portion of the success to which they contribute. I'm pleased at the Company's acknowledgement of this fact. NUM's relationship with Harmony spans many years and will continue to grow as we strive to promote the interests of our members and protect their rights." He also emphasized that it was time that due recognition was provided for the sterling contributions of its members.

Based on the number of shares in issue on 31 December 2011, the Harmony shares available for issue in terms of the ESOP may account for ownership of approximately 2.9% of the Company. Harmony's black economic empowerment (BEE) status is thus further enhanced.

In 2010, Harmony first engaged with the NUM, UASA and Solidarity over the proposed ESOP, offering a minimum of 100 ordinary shares per employee at full market value, vesting in equal annual amounts of 20 shares over a five-year period. The Company also offered to allocate a minimum of 200 share appreciation rights per employee at market value, vesting in equal annual amounts of 40 share appreciation rights over a five-year period. The proposed ESOP was approved by Harmony shareholders in December 2010 via the Harmony Employees' Share Trust.

Issued by Harmony Gold Mining Company Limited

15 March 2012

For more details contact:

Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

During 2011, discussions between the unions and Harmony centred on the value inherent in the ESOP for employees, and specifically the need to protect employee shareholders from the vacillations of the open market. An agreeable solution has been reached incorporating a minimum payout guarantee, which is concomitantly accompanied by a maximum payout ceiling per share appreciation right. Accordingly, the share appreciation component of the ESOP is based on a minimum offer of 200 share appreciation rights per employee allocated at the market price, with a guaranteed minimum payout of R18 per share appreciation right and a concomitant maximum payout of R32 per share appreciation right on each vesting date over the five-year period. All non-management employees will benefit from the scheme, with the only determining factor being length of service.

By way of example, a qualifying employee will receive either a guaranteed minimum payout of R3 600 (R18 x 200), or the maximum payout of R6 400 (R32 x 200) for the share appreciation rights over the five-year period. The employee will also receive the full market value of the ordinary shares, which at the current average market price of about R100, would amount to R10 000 for the 100 ordinary shares over the five-year period.

The ESOP was amended and approved by shareholders in December 2011. Compensation Technologies has been appointed as administrator of the scheme. The scheme will be overseen by the Tlhakanelo Employee Share Trust, the trustees of which will comprise both management and union representatives.

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director